UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2017

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Zealand Pharma A/S, or the Company, dated August 22, 2017, announcing the initiation of two Phase 1 trials by the Company’s collaboration partner Boehringer Ingelheim International GmbH, the first with a dual glucagon/GLP-1 receptor agonist that has the potential for once-weekly administration for the treatment of obesity and/or type 2 diabetes, and the second with a novel, differentiated, long-acting amylin analog for the treatment of obesity and/or diabetes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Mats Blom

	Name:	Mats Blom
	Title:	Chief Financial Officer

Date: August 22, 2017

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EXHIBIT INDEX

99.1         Press Release dated August 22, 2017

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